Textile-Based Delivery, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Textile-Based Delivery, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
January 11, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,345,777	5,641,957
Accounts Receivable	318,178	343,458
Prepaid Expenses	320,754	36,005
Inventory	1,487,036	1,057,504
Total Current Assets	4,471,746	7,078,925
Non-current Assets		
Machinery & Equipment, Furniture, Computers, Vehicle/Trailer, Buildings, Land, and Leasehold Improvements, net of Accumulated Depreciation	1,716,952	1,371,825
Right of Use Asset: Lab, Manufacturing, and Office Space	1,890,143	-
Total Non-Current Assets	3,607,095	1,371,825
TOTAL ASSETS	8,078,842	8,450,750
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	667,211	497,397
Accrued Expenses	224,006	573,974
Line of Credit	500,000	-
Deferred Revenue	125,000	132,342
Sales Tax Payable	2,289	25,310
Short Term Lease Liability	164,271	4,805
Total Current Liabilities	1,682,776	1,233,828
Non-Current Liabilities		
Long Term Lease Liability	1,733,797	-
Future Equity Obligations	3,450,000	-
Total Non-Current Liabilities	5,183,797	-
TOTAL LIABILITIES	6,866,573	1,233,828
EQUITY		
Common Stock	140	135
Preferred Series Seed	58	58
Preferred Series Seed 2	39	39
Preferred Series Seed A	22	22
Preferred Series Seed A-1	5	5
Preferred Series Seed A-2	28	28
Preferred Series Seed A-3	60	60
Additional Paid in Capital	14,903,531	14,560,471
Accumulated Deficit	(13,691,613)	(7,343,896)
Total Equity	1,212,269	7,216,922
TOTAL LIABILITIES AND EQUITY	8,078,842	8,450,750

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	3,804,386	2,021,312
Cost of Revenue	2,878,580	2,883,887
Gross Profit	925,806	(862,575)
Operating Expenses		
Advertising and Marketing	3,031,905	411,152
General and Administrative	2,600,352	2,293,097
Research and Development	1,171,477	945,488
Rent and Lease	170,092	89,669
Depreciation	240,000	240,000
Total Operating Expenses	7,213,826	3,979,406
Operating Income (loss)	(6,288,020)	(4,841,981)
Other Income		
PPP Loan Forgiveness	-	78,940
Interest Income	30,319	-
Grant Income	-	541,721
Total Other Income	30,319	620,661
Other Expense		
Interest Expense	11,066	11,952
Donations	8,830	2,046,393
Other	70,120	-
Total Other Expense	90,017	2,058,345
Earnings Before Income Taxes	(6,347,717)	(6,279,665)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(6,347,717)	(6,279,665)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(6,347,717)	(6,279,665)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	240,000	240,000
Accounts Payable and Accrued Expenses	(210,517)	(812,706)
Inventory	(429,532)	2,013,091
Accounts Receivable	25,280	(130,522)
PPP Loan Forgiveness	-	(78,940)
Operating Lease	7,924	-
Prepaid Expenses	(284,749)	62,198
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(651,595)	1,293,121
Net Cash provided by (used in) Operating Activities	(6,999,312)	(4,986,544)
INVESTING ACTIVITIES		
Purchase of Fixed Assets	(585,127)	(541,005)
Net Cash provided by (used by) Investing Activities	(585,127)	(541,005)
FINANCING ACTIVITIES		
Proceeds from Common Stock	5	1
Proceeds from Preferred Series Seed A	-	22
Proceeds from Preferred Series Seed A-1	-	5
Proceeds from Preferred Series Seed A-2	-	28
Proceeds from Preferred Series Seed A-3	-	60
Proceeds from Additional Paid-in Capital	343,060	11,245,403
Proceeds from Line of Credit	500,000	-
Proceeds from Future Equity Obligations	3,450,000	-
Repayment of Debt and Capital Lease	(4,805)	(1,271,445)
Net Cash provided by (used in) Financing Activities	4,288,260	9,974,073
Cash at the beginning of period	5,641,957	1,195,433
Net Cash increase (decrease) for period	(3,296,180)	4,446,525
Cash at end of period	2,345,776	5,641,957

Statement of Changes in Stockholder Equity

	Common Shares		Series Seed		Series Seed 2		Series A		Series A-1		Series A-2		Series A-3		APIC	Accumulated Deficit	Total Shareholder's Equity
	# Shares	$ Amount	# Shares	$ Amount	# Shares	$ Amount	# Shares	$ Amount	# Shares	$ Amount	# Shares	$ Amount	# Shares	$ Amount			
Balance 1/1/2021	13,422,328	134	5,801,018	58	3,876,366	39	-	-	-		-	-	-	-	3,315,069	(1,064,231)	2,251,070
Sales of Stock	81,900	1	-	-	-	-	2,151,485	22	503,168	5	2,803,293	28	6,000,008	60	11,245,403	-	11,245,518
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,279,665)	(6,279,665)
Balance 12/31/2021	13,504,228	135	5,801,018	58	3,876,366	39	2,151,485	22	503,168	5	2,803,293	28	6,000,008	60	14,560,471	(7,343,896)	7,216,922
Sales of Stock	503,389	5	-	-	-	-	-	-	-	-	-	-	-	-	343,060	-	343,065
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-		(6,347,717)	(6,347,717)
Balance 12/31/2022	14,007,617	140	5,801,018	58	3,876,366	39	2,151,485	22	503,168	5	2,803,293	28	6,000,008	60	14,903,531	(13,691,613)	1,212,269

Textile-Based Delivery, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Textile-Based Delivery, Inc. ("the Company") is a Delaware corporation formed on January 15th, 2011. The Company is an innovative technology company focused on the controlled delivery of active ingredients (vitamins, supplements, medication) through clothing. Providing all day relief (the compression wear can be worn up to 150 hours) and lasting through 15+ wash cycles, the patented technology is activated by body temperature and moisture. The products can be found online and in major retailers in the United States. The Company is based in North Carolina.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling treated yarn and garments to distributors, retailers and direct to consumers. The Company's primary performance obligation is the delivery of products. Revenue is generally recognized at the time of shipment, net of estimated returns and allowances. Payment terms range from immediate up to 75 days. The Company has established a reserve for returns, allowances and potential bad debts by reserving a fixed percentage of sales each month. The percentage is based on historical collection experience. As of December 31st, 2021, the Company had $132,342 of deferred revenue, of which $7,342 was prepaid but not yet shipped product and $125,000 was a grant with a company obligation to provide a research report. As of December 31st, 2022, the only deferred revenue was the $125,000 grant, which was fully satisfied and recognized as revenue in early 2023.

Concentration of Revenue

The Company generated 70% of its revenue in 2021 from one customer and 90% of its revenue in 2022 from four customers including 68% from one customer.

PPP Loan Forgiveness

The Company recognized income of $78,940 in 2021 related to the forgiveness of a PPP loan they entered into in 2020.

Grant Income

The Company recognized grant revenue of $541,721 in 2021 from the government to purchase buildings and from an organization for the development and scale of critical manufacturing processes for revolutionary fibers and textiles.

Donations

During the COVID-19 Pandemic, the Company manufactured medical masks and in 2021 donated $2,046,393 worth of medical masks.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Machinery & Equipment	5	965,451	(461,721)	-	503,730
Furniture & Fixtures	5-7	736,451	(105,764)		630,687
Computers	4	26,341	(5,820)	-	20,521
Vehicle/Trailer	5	94,275	(5,266)		89,009
Buildings	39	359,732	(11,017)		348,715
Land	None	83,255	-	-	83,255
Leasehold Improvements	5	42,587	(1,553)	-	41,034
Grand Total	-	**2,308,092**	**(591,141)**	-	**1,716,952**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Prepaid Expenses

The Company had a prepaid expense balance of $320,754 as of December 31st, 2022, primarily consisting of prepaid advertising and marketing expenses and prepaid insurance.

Inventory

The Company had an inventory balance of $1,487,036 as of December 31st, 2022, primarily consisting of their Capsaicin Sleeves. The Company valued its inventory using the weighted average cost method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	3,454,000	$0.07
Granted	2,850,875	$0.25
Exercised	(81,900)	$0.15
Expired/cancelled	(1,383,520)	$0.05
Total options outstanding, December 31, 2021	4,839,455	$0.17
Granted	886,920	$0.30
Exercised	(503,389)	$0.18
Expired/cancelled	(146,250)	$0.25
Total options outstanding, December 31, 2022	5,076,736	$0.19
Options exercisable, December 31, 2022	2,883,604	$0.15

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2021	1,701,716	$ -
Granted	2,850,875	$ -
Vested	(479,973)	$ -
Forfeited/Exercised	(1,465,420)	$ -
Nonvested options, December 31, 2021	2,607,198	$ -
Granted	886,920	$ -
Vested	(651,347)	$ -
Forfeited/Exercised	(649,639)	$ -

Nonvested options, December 31, 2022	2,193,132	$ -

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
0.27	22,500	12/11/2024
0.27	45,000	1/25/2025
	67,500	

A summary of the warrant activity for the years ended December 31, 2021 and 2022 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2021	67,500	0.27
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	67,500	0.27
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	67,500	0.27
Vested and expected to vest at December 31, 2022	67,500	0.27
Exercisable at December 31, 2022	67,500	0.27

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Pennsylvania, Florida, and Utah. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company leased office space with monthly payments of $1,500 and no written lease agreement. This space was vacated, and the obligation terminated in February of 2023. Only one payment of $1,500 was made in 2023.

The Company leased warehouse space with monthly payments of $290 and no written lease agreement. This space was vacated and the obligation terminated in December of 2023. The Company paid $3,480 in 2023 related to this lease.

The Company leases manufacturing/warehouse space at their primary contract manufacturer. The lease agreement began on November 1st, 2021, and has a three-year term with 2 one-year renewal options at the tenant's request. The cost is $1,329 per month. As part of the sale of the Company's retail business (see Subsequent Events footnote), this lease was transferred to Nufabrx LLC.

The Company leases laboratory space with monthly payments of $1,697 in 2023. The Company has leased this space for several years utilizing 6-month leases. During the periods under review, the Company leased more space and the monthly payments were $3,500. The renewed lease began on May 9th, 2023 and expires on November 9th, 2023.

The Company leases lab and office space with monthly payments of $1,836. The lease agreement signed in 2015 has expired and the Company began operating on a verbal agreement in 2023. The Company exited this space in May 2023.

The Company leases lab, manufacturing, and office space at Manufacturing Solutions Center 2 in Conover, NC. The lease agreement began on March 28th, 2022, and expires on March 27th, 2032. The Company terminated many of its other leases due to the signing of this lease. The lease requires monthly payments of $17,614 for the first 5 years and then $19,375 for the subsequent 5 years. Additionally, the Company pays an incremental $1,773 per month related to leasehold improvements provided by the landlord.

Lease expense	Year Ending 2022-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	182,408
Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	182,408

Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	174,483
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	2,017,297
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	9
Weighted-average discount rate for finance leases	0%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2023-12	-	232,644
2024-12	-	232,644
2025-12	-	232,644
2026-12	-	232,644
2027-12	-	248,493
Thereafter	-	1,078,548
Total undiscounted cash flows	-	2,257,617
Less: present value discount	-	(359,549)
Total lease liabilities	-	1,898,068

NOTE 5 – LIABILITIES AND DEBT

In 2020, the Company entered into a line of credit agreement in the amount of $1.0 million. The interest rate was the Prime Rate. The line of credit matured on October 23rd, 2021. The balance was $0 as of December 31st, 2021 and 2022.

On June 21st, 2022, the Company entered into a revolving line of credit with Silicon Valley Bank in the amount of $2,000,000. The interest rate was the Prime Rate + 1.5%. The line of credit matured on June 20th, 2023. The balance was $500,000 as of December 31st, 2022. There was no accrued interest associated with the line of credit as of December 31st, 2022, and the entire balance was paid off in 2023.

Simple Agreements for Future Equity (SAFE) - In October 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 10% discount, with no valuation floor or cap. As noted in the Subsequent Events footnote, many of these SAFEs were modified in March of 2023 when numerous additional SAFEs were issued.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$500,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

Accrued Expenses

The Company had an accrued expense balance of $224,006 as of December 31st, 2022, consisting of accrued bonuses of $20,000, accrued payroll of $48,556, accrued manufacturing costs of $144,178, and various other miscellaneous accrued expenses of $11,272.

NOTE 6 – EQUITY

The Company has authorized 77,730,032 shares of common stock with a par value of $0.00001 per share. As of 12/31/2021, 13,504,228 shares of common stock were outstanding and as of 12/31/2022, 14,007,617 shares were outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

As of December 31st, 2022, the Company has authorized a total of 41,669,968 preferred stock consisting of 5,801,018 authorized, issued, and outstanding Preferred Series Seed, 3,943,866 Preferred Series Seed 2 shares authorized and 3,876,366 issued and outstanding, 21,551,485 Preferred Series A shares authorized and 2,151,485 issued and outstanding, 503,168 Preferred Series A-1 shares authorized, issued, and outstanding, 2,803,293 Preferred Series A-2 authorized, issued, and outstanding, 7,067,138 Preferred Series A-3 authorized and 6,000,008 issued and outstanding. The par value of all shares was $0.00001 per share.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 11, 2024, the date these financial statements were available to be issued.

In March 2023, the Company issued another SAFE in the amount of $2,448,590 with a 25% discount rate and a liquidation preference over all Common and Preferred shares. In the case of a Liquidity Event prior to the termination of the SAFE, there is a valuation cap of $1.415 per share. Furthermore, as part of this SAFE, $3,275,000 of the prior SAFE converted to these terms.

A former employee who was terminated in February 2023 threatened litigation at the time of termination. As of December 2023, no lawsuit has been filed.

On September 22nd, 2023, the Company spun off its retail business (including the Nufabrx dba moniker) to a newly formed entity named Nufabrx LLC. In return, the Company received 15% ownership in Nufabrx LLC, a long-term supply agreement for Nufabrx LLC to purchase treated yarn from the Company, and a note payable to the Company in the amount of $861,061. This note will be paid off by the end of 2024 in equal installments. The note does not accrue interest. The Company also retained its existing accounts receivable and all intellectual property. The end result is that Nufabrx LLC will become the Company's largest customer. The Company's monthly losses declined substantially via this transaction and at the end of 2023 was approximately $150,000 per month, down from over $300,000 per month in the first nine months of 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.